EXHIBIT 23.7

CONSENT OF STATUTORY AUDITORS

TerraForm Power:

We consent to the use, in the Registration Statement on Form S-1 of TerraForm Power, Inc. of our report dated 7 March 2014, relating to the financial statements of Boyton Solar Park Limited as of and for the period ended December 31, 2013.

We consent to the use, in the Registration Statement on Form S-1 of TerraForm Power, Inc. of our report dated 10 March 2014, relating to the financial statements of KS SPV 24 Limited as of and for the period ended December 31, 2013.

We consent to the reference to our firm under the caption “Experts” in the Prospectus, which is part of this Registration Statement as it relates to our work, which was carried out in accordance with auditing and accounting practices generally accepted in the United Kingdom

/s/ Baker Tilly UK Audit LLP

Steam Mill, Chester .CH35AN

United Kingdom

27th May 2013